Hilton 7930 Jones Branch Drive McLean, VA 22102 United States

VIA EDGAR

        November 19, 2024

Ms. Jennifer Monick
Mr. Frank Knapp
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re: Hilton Worldwide Holdings Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2023
     File No. 001-36243

Dear Ms. Monick and Mr. Knapp:

Hilton Worldwide Holdings Inc. (the “Company,” “Hilton,” “we” or “our”) is submitting this letter in response to a telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and as a supplement to the response letters previously submitted by the Company on June 18, 2024 and September 10, 2024 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”). As discussed with the Staff, the Company is providing additional information to respond to the comment set forth in the Staff’s August 20, 2024 letter to the Company. For reference, we have retyped the text of the Staff’s comment in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed 2023 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1.We have considered your responses to prior comments 1 and 2. We observe that the adjustment for “net other expenses from managed and franchised properties” to arrive at Adjusted EBITDA and Net income, adjusted for special items and the adjustment for "other revenues from managed and franchised properties" to arrive at Total revenues, as adjusted appear to change the pattern of recognition of revenue and expense as prescribed by GAAP, resulting in tailored non-GAAP measures. In this regard, please tell us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations in your determination that it is appropriate to present these adjustments.
After addressing our considerations of Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (the “C&DIs”) in our letter to the Staff dated September 10, 2024, Hilton held further telephonic conversations with the Staff regarding its presentation of its non-GAAP measures, including discussions concerning C&DI Question 100.01 and more broadly compliance with Regulation G, specific to adjustments relating to “net other expenses (revenues) from managed and franchised properties.” C&DI Question 100.01 states, in relevant part:

November 19, 2024

“Presenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.
When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment.
The staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.”
The purpose of this letter is to provide our analysis of C&DI Question 100.01 and to supplement our discussions with the Staff, providing further context of the business activities and transactions that are reflected in “Other revenues from managed and franchised properties” and “Other expenses from managed and franchised properties,” which are netted to arrive at the adjustment to net income in certain of Hilton’s non-GAAP measures.

In summary, we believe the non-GAAP adjustments that we make to other revenues and other expenses from managed properties are valued by our investors and intended to help them better understand trends in our business. As the Staff has noted in C&DI Question 100.01, excluding expenses that recur can be misleading. The wording of the C&DI wisely uses the words, “could be misleading,” as opposed to, “is misleading.” We believe our adjustments, which exclude certain recurring activity related to programs operated on behalf of third-party owners of managed and franchised hotels within Hilton’s system, do not make our non-GAAP measures misleading because (i) these adjustments exclude the GAAP results for these programs in their entirety, without changing the amount or timing, (ii) the excluded GAAP results include significant net effects of non-cash activity for programs which are not reflective of recurring cash expenses of the programs, (iii) the programs are contractually required to break even over time and not be a source of net income or loss and (iv) the disclosures are transparent. In fact, because the revenues and expenses that are adjusted in our non-GAAP measures relate to program activities that we are contractually required to perform on a break even basis and are significantly affected by non-cash activity, these adjustments give users of our financial disclosures a more complete picture of the effects of our programs on our results of operations. As discussed below, while we have reported net expenses from these programs on a GAAP basis in certain recent annual periods, positive net cash flows were generated from such programs during such periods, and our programs have generated a net cash surplus on an inception to date basis. The adjustment to our non-GAAP measures to exclude activity related to these programs provides users with an alternative view to GAAP, and users have told us the additional detail provided through the adjustments is helpful in their understanding of our results and trends in our business. These adjustments are not intended to smooth or alter results. They are well understood by our investor base, and we provide substantial explanatory disclosures around the adjustments and why they are disclosed. If the Staff believes additional explanatory disclosures would be useful on this matter, we are prepared to provide more detail in future filings.

The business activities and transactions that are classified in “Other revenues from managed and franchised properties” and “Other expenses from managed and franchised properties” in Hilton’s GAAP financial statements relate to activities, referred to as programs, that Hilton conducts according to its contracts with and solely on behalf and for the benefit of third-party owners of its managed and franchised hotels. In connection with Hilton’s operation of the programs, Hilton receives direct reimbursements and indirect reimbursements:

November 19, 2024

•Direct reimbursements are contractually reimbursed to Hilton by the hotel owners as expenses are incurred. Revenue for direct reimbursements is recognized based on the amount of directly reimbursable expenses incurred by Hilton, resulting in no net effect on net income.
•Indirect reimbursements include amounts charged based on an underlying hotel’s sales or usage (e.g., specified charge of a percentage of gross room revenue or a charge for the number of reservations processed), and the amounts collected are used to operate programs on behalf of the system of hotel owners, such as centralized reservations, brand and system-wide marketing, quality assurance, information technology and loyalty program operations, all of which are designed to create economies of scale and drive value to the owners of hotels operated under our management and franchise contracts.
oWhile a portion of indirect reimbursement revenues are recognized when the underlying hotel sales or usage occurs, amounts collected for certain components of these programs, most significantly, participation in our Hilton Honors loyalty program, are deferred and recognized at a later date, creating timing differences between GAAP revenue recognition and cash receipt. The costs for programs funded through indirect reimbursements are expensed as incurred. Therefore, whether or not amounts collected are deferred for recognition in GAAP revenues, the timing of recognition of expenses and revenues may differ, despite the ultimate break even contractual arrangement.

Under the terms of the contracts with these hotel owners, Hilton is (i) obligated to expend amounts collected for the programs on behalf of the programs and (ii) entitled to recover investments in periods where it expends amounts on behalf of the programs and owners who benefit from those programs in excess of amounts collected. These programs have been in place for decades with this break even contractual structure and have arrived at an inception-to-date outcome where there have been cumulative cash amounts collected in excess of those expended on behalf of the programs, despite periodic fluctuations due to investment requirements and timing of cash receipts.

While the operation of the programs impacts Hilton’s cash flows, the impact of the activities of the programs on GAAP net income does not reflect recurring net cash operating expenses. In fact, the transactions conducted on a recurring basis related to the Company’s loyalty program are generally a source of cash provided by operations but require recognition at time periods that are different than the receipt and disbursement of cash relating to such programs. Based on these results, the non-GAAP adjustment relating to our programs does not exclude recurring cash expenses, as any periodic GAAP net expense from managed and franchised properties does not reflect fully net cash inflows that are generated from these programs.

Despite these timing challenges in our GAAP results, we note that in approximately 25% of the interim periods from 2018 through 2023, the results of Hilton’s programs have been accretive to GAAP net income and resulted in an adjustment to reduce its non-GAAP measures when reconciling from net income, as we believe that neither a benefit nor detriment to net income relating to the programs is meaningful to be included in our non-GAAP measures. Hilton notes that these results were achieved in light of the challenging conditions due to the devastating impact that COVID had on the hospitality industry beginning in 2020, which temporarily caused material reductions to the indirect reimbursements collected on behalf of these programs, which reduced the life to date surplus and caused periodic higher net expenses in periods that may have otherwise yielded positive results.

Timing differences between net income and cash flows for these programs can occur principally due to (i) the timing of investments required under the programs, some of which involve long-term accumulation of funds that are subsequently spent on behalf of the programs or are collected over

November 19, 2024

multiple periods after an expenditure is made and (ii) the timing of the recognition of activities in the loyalty program for GAAP as compared to timing of cash activities.

As it relates to long-term investments, operating these programs for brand, marketing, technology and other activities requires Hilton to make long-term investment and resource allocation decisions for the benefit of the hotel owners in Hilton’s system, for which we do not ultimately bear any of the underlying costs nor benefit from the underlying revenues, but instead administer on a long-term break even basis in accordance with our contracts with hotel owners. Charges to hotel owners for these projects are likely to occur consistently over time, with a portion of such collections expected to be used in different periods where significant spending occurs for projects such as system replacements or enterprise level business initiatives. These projects and investments occur periodically, resulting in uneven spending across periods and may drive periodic cash outflows but are not indicative of trends that would not have past or future periods that offset amounts being recognized.

With respect to the loyalty program operations, Hilton Honors supports our portfolio of brands and covers substantially all hotels in Hilton’s system. From 2016 to 2023, membership in Hilton Honors has tripled, growing from 60 million to 180 million. Increased Hilton Honors members has led to increased engagement with the loyalty program. Hilton Honors members earn points based on their spend at our participating properties and through participation in affiliated strategic partner programs. Points may be redeemed for the right to stay at participating properties, as well as for other goods and services from third parties.

As points are issued to a Hilton Honors member, the property where the guest stayed to earn credits within the loyalty program or the strategic partner that a customer engages with as a member of the program pays Hilton in cash based on the member’s spend at the hotel or with the strategic partner. When Hilton receives cash payments from hotels or partners related to the issuance of points to a program member, Hilton records (i) amounts equal to the estimate of the future redemption obligation within liability for guest loyalty program and (ii) any amounts received in excess of the estimated cost of redemption within deferred revenues.

After accumulating points, a program member may choose to redeem those points for a future stay at a Hilton hotel or for other goods and services. When points are redeemed by Hilton Honors members for stays at the participating properties or for other goods or services from third-party providers, Hilton pays cash for the redemption obligation and the liability for guest loyalty program is reduced. Simultaneously, deferred revenue associated with the points activity is recognized in other revenues from managed and franchised properties.

Over the period since December 31, 2016, commensurate with the growth of the loyalty program, Hilton Honors point issuances have significantly outpaced point redemptions and point breakage (i.e., expiration of points due to a period of inactivity). As a result, Hilton’s liability for guest loyalty program, which reflects the estimated cost of points that will be redeemed, nearly doubled as it grew from $1.4 billion as of December 31, 2016, to $2.7 billion as of December 31, 2023. Similarly, deferred revenue related to the Hilton Honors program more than doubled over that period, growing from $353 million as of December 31, 2016, to $769 million as of December 31, 2023.

In periods when the Hilton Honors program grows significantly, Hilton collects more cash for point issuances than it spends on point redemptions, leading to significant increases in the balances of the liability for guest loyalty program and deferred revenue. As with all of Hilton’s programs, Hilton Honors is designed and conducted under terms of contracts with third-party owners of managed and

November 19, 2024

franchised hotels to ensure that Hilton does not profit from temporary excesses nor bear losses from temporary shortfalls and such activity is classified in the other revenues and other expenses from managed and franchised hotels line items in its consolidated financial statements.

Hilton manages this contractual obligation to break even on a cash basis so that third-party hotel owners can benefit from use of the significant cash accumulation that may occur prior to recognition of related deferred revenue, including using the funds on program operations, marketing and other expenditures to help drive increased customer loyalty and higher hotel revenues, which serve the program’s purpose of driving benefits to hotel owners affiliated with Hilton’s system and brands.

Due to the high Hilton Honors member growth rate in recent years, Hilton’s operation of the loyalty program on a cash basis has led program expenditures to exceed program revenues on a GAAP basis in some recent periods, as amounts received in cash but accumulated in deferred revenue are not recognized until points are redeemed, while the uses of the associated cash inflows are recognized as expenses as incurred. While this leads to net GAAP expense being reported in certain periods, when we consider the change in the point liability and deferred revenue reflecting cash activity associated with these programs, we can demonstrate that the programs do not drive a recurring cash operating expense in totality.

Acknowledging that a portion of that cash inflow will be used at some period in the future relating to the settlement of our liability for guest loyalty program, adding back the cash benefit of the growth in the Hilton Honors deferred revenue balance during the last 10 years to the GAAP income statement line items reflecting these programs, half of the years are positive and the other half are negative. This provides further evidence that these programs are being operated on a cash break even basis as specified by our contracts with third party hotel owners and do not represent a recurring cash operating expense that would be a detriment to investors or be misleading when accompanied by the corresponding GAAP measure with equal or greater prominence.

As a more specific example, two of the three years included in our 2023 Form 10-K would have generated temporary surpluses when adding back net increases in cash receipts recognized as deferred revenue and a net surplus of $34 million would have been generated in aggregate across those three years, as shown below. This fact pattern provides further reinforcement that the timing of recognition of cash received for the loyalty program is the primary driver of the adjustment to our non-GAAP measure, as opposed to the adjustment reflecting a recurring net cash operating expense.

	Year Ended December 31,
	2023	2022	2021
	(in millions)
Other revenues from managed and franchised properties	$5,827	$5,037	$3,344
Other expenses from managed and franchised properties	6,164	5,076	3,454
Net other expenses from managed and franchised properties	(337)	(39)	(110)
Increase in Hilton Honors deferred revenue	138	247	135
Net other revenues (expenses) from managed and franchised properties, as adjusted for increase in Hilton Honors deferred revenue	$(199)	$208	$25
Given that Hilton manages the Hilton Honors program to break even over the life of the program in accordance with the terms of its contracts with hotel owners, in the long run, temporary shortfalls of GAAP net income that are principally related to non-cash net expenses attributable to increases in Hilton Honors deferred revenue will be reversed when the related points are redeemed. Indeed, this will lead to future periods where the $769 million of deferred revenue accumulated as of December 31, 2023 will be recognized, yielding positive impacts to the determination of net income in those

November 19, 2024

periods. While the timing of redemption activity under the Hilton Honors program is uncertain, we expect that we will recognize deferred revenues in excess of expenses in the GAAP results of the programs in the future as the growth of the Hilton Honors program matures, which could have material positive net income impacts in the future on programs that are intended and contractually required to break even.

The disconnect between the timing of cash collection and revenue recognition does not change the facts that the Hilton Honors program (i) is contractually required and conducted to break even for the benefit of third-party hotel owners and (ii) does not impact the returns that are ultimately available to Hilton’s investors.

Further, Hilton has the ability and full discretion to manage the Hilton Honors program to significantly alter both the program inflows and outflows in the long run. Actions Hilton could and does take to manage the program economics include, but are not limited to: (i) changing the amount charged to third-party hotel owners for points issued to Hilton Honors members based on their spend at participating hotels, (ii) revising the pricing model for amounts paid by Hilton to participating hotels when points are redeemed for hotel stays, (iii) changing the number of points needed to be redeemed for hotel stays, (iv) changing the period of time a Hilton Honors member can be inactive before their points break and are expired, and (v) changing the amount spent on marketing activities for the Hilton Honors loyalty program.

Beyond the Hilton Honors loyalty program, Hilton has the ability to manage its other programs in a similar manner to ensure the programs break even over time by changing the amount and timing of program expenditures and amounts charged to hotel owners for participation in the programs.

The exclusion of all activities relating to the programs from our non-GAAP measures in all reporting periods, regardless of whether those periods present revenues in excess of expenses or expenses in excess of revenues is appropriate and presents an alternative to GAAP that helps investors to understand the business activities that do and do not ultimately influence the returns available to them and, accordingly, the value of the enterprise that is generally derived by investors using some non-GAAP measures on that basis.

Given the nature of these program activities, and the ultimate obligation and right to break even on costs incurred over time, and the fact that the net income from the programs is not reflective of a recurring cash operating expense, failing to adjust for activities relating to the programs in the Company’s non-GAAP metrics would risk periodic fluctuations in and misinterpretations of such metrics that are managed at the discretion of the Company but are ultimately not available for the benefit of investors, which could potentially cause confusion with investors who might give the enterprise value of the business credit for periods that GAAP revenues exceed expenses related to the programs or detriment the enterprise value in periods where GAAP expenses exceed revenues related to the programs.

When Hilton considers the nature and effect of the non-GAAP adjustment and how it relates to our operations, revenue generating activities, strategy and industry, our contracts dictate that we operate our programs to benefit the owners of hotels in our system, not for the benefit of investors. Our practice of having contracts that require programs be provided without any element of profit is consistent with that of others in our industry, and our business strategy centers around driving returns for investors separate and apart from the operation of these programs.

November 19, 2024

Given that we expect the operation of the programs in future periods to continue to have impact on net income that are both positive, based in part on recognition of accumulated deferred revenues that have already been collected in cash, and negative, based on continued growth and required investments, we believe our non-GAAP presentation is useful and not misleading, which we have confirmed through discussions with investors and valuation professionals who understand the nature of these program activities and exclude results of operations from the programs when measuring the underlying value of our business and businesses within our industry that operate similar programs. This further reinforces our belief that these non-GAAP measures are a meaningful supplement to the GAAP measures that Hilton presents with equal or greater prominence in its publicly available financial information. Given the discretionary nature of these program activities, exclusion of such amounts in non-GAAP metrics is not misleading because it results in key earnings metrics that are reflective of activities that are of a value to investors and excludes the activities that are not meaningful to or attributable to future benefits available to investors. Also, as previously noted, the non-GAAP presentation reflects the operations of Hilton’s core business, reflects the information that our Chief Operating Decision Maker and management more broadly use to evaluate the business and reflects metrics that our Board of Directors uses to determine compensation targets for short and long-term incentives for management.

The exclusion of all revenues and expenses associated with its programs, including loyalty program activity, from Hilton’s non-GAAP measures is not misleading and is an appropriate presentation of a non-GAAP measure under Regulation G, as the excluded results of its programs, including its loyalty program, should not be viewed in its totality as a “normal, recurring, cash operating expense” necessary to operate our business as (i) the operation of the programs does not create a recurring cash operating expense and (ii) the company excludes both the revenues and expenses associated with these programs, which are required to break even over time, and the adjustment to fully exclude amounts relating to these programs is transparent based on the amounts presented in its GAAP financial statements and without regard to the results of this measure being a periodic benefit or detriment to net income.

Please do not hesitate to call me at (703) 883-5436 with any questions or further comments you may have or if you wish to discuss the above responses.

Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Michael W. Duffy
Name:	Michael W. Duffy
Title:	Senior Vice President, Chief Accounting and Risk Officer

cc: Hilton Worldwide Holdings Inc.
    Kevin J. Jacobs
    Owen L. Wilcox

cc: Simpson Thacher & Bartlett LLP
    Edgar J. Lewandowski
    William H. Hinman, Jr.